Exhibit 99.1

February 13, 2020

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador

Alberta Securities Commission	Saskatchewan Financial and Consumer Affairs Authority

Manitoba Securities Commission	New Brunswick Financial and Consumer Services Commission

Ontario Securities Commission	British Columbia Securities Commission

Superintendent of Securities, Prince Edward Island	Autorité des marchés financiers

RE: BCE Inc.

Pursuant to a request from the above-mentioned reporting issuer, we wish to advise you of the following information in connection with its Annual General Meeting of Shareholders:

Date of meeting:	May 7, 2020

Record date for notice:	March 16, 2020

Record date for voting:	March 16, 2020

Beneficial ownership determination date:	March 16, 2020

Securities entitled to notice:	Common shares

Securities entitled to vote:	Common shares

Issuer mailing directly to non-objecting beneficial owners:	No

Issuer will pay for objecting beneficial owner material distribution:	Yes

Issuer using notice-and-access for registered investors:	Yes

Issuer using notice-and-access for non-registered investors:	Yes

Notice-and-access stratification criteria:	No

Sincerely,

Caroline NIZET

Administrator, Trust Central Services